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Exhibit 12.1

Lannett Company, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended March 31, 2017	Year Ended June 30,
		2016	2015	2014	2013	2012
Earnings:
Income (loss) before income taxes	$(8,276)	$62,179	$227,422	$90,020	$20,685	$6,618
Fixed charges	69,761	65,937	207	130	251	273
Less: Capitalized interest	(1,061)	—	—	—	—	—

Total earnings	$60,424	$128,116	$227,629	$90,150	$20,936	$6,891

Fixed charges:
Interest expense, net of capitalized interest	$68,700	$65,937	$207	$130	$251	$273
Capitalized interest	1,061	—	—	—	—	—

Total fixed charges	$69,761	$65,937	$207	$130	$251	$273

Ratio of earnings to fixed charges(1)	0.9	1.9	1,099.7	693.5	83.4	25.2

(1)
For purposes of calculating the ratio of earnings to fixed charges: (a) earnings represent the aggregate of pre-tax income (loss) from continuing operations and fixed charges, less capitalized interest; and (b) fixed charges represent interest costs (expensed and capitalized), amortization of debt costs and the portion of rental expense representing the interest factor.

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  Exhibit 12.1
Lannett Company, Inc. Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)